Zouvas Law Group

Luke C. Zouvas
Wade D. Heuttel	Telephone: 619.688.1116
Jarvis J. Lagman	Facsimile: 619.610.9375
Angela M. Fontanini	info@zouvaslaw.com
Jessica M. Lockett
Jeffery M. Stein*

*Admitted in NY only

January 21, 2014

Gregory Dundas

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: KM Wedding Events Management, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 9, 2013

File No. 333-192399

Dear Mr. Dundas:

KM Wedding Events Management, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of January 3, 2014 pertaining to the Company’s Amendment No. 1 to Form S-1 (the “Filing”) filed on December 9, 2013 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 3, 2014.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;
•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:
o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE: We have revised the Filing to: (a) disclose that we are an emerging growth company; (b) describe how and when a company may lose emerging growth company status; (c) describe the various exemptions available to us; and (d) state our election under Section 107(b) of the JOBS Act to opt out of the extended transition period and include a statement that such election is irrevocable.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company has presented to potential investors a Confidential Private Placement Memorandum dated February 18, 2013, a copy of which we are supplementally providing as Exhibit A to this Correspondence.

3.	Please revise to delete promotional language throughout the prospectus. We note, merely as examples, the following words and phrases:

•	“well thought-out and efficient”
•	“hugely popular and uniquely positioned”
•	“supported ably”
•	“steadfast resilience and a commitment to cater to the needs of the customers”
•	“innovative strategy”
•	“lucrative Wedding Services market”

RESPONSE: We have revised the Filing throughout to delete promotional language.

4.	You make numerous claims throughout the prospectus regarding the size of the potential market and the expected level of demand for your services. Please provide an objective factual basis for each such claim. As an example only we note the second sentence in the 6th paragraph on page 6, which begins, “The majority of South Indian Diaspora in the U.S. follows traditional practices….” We also note the claim near the bottom of page 21, that KM “has grown to become one of the largest matrimonial service providers of its kind in South India.”

RESPONSE: We have revised the Filing to remove or revise claims regarding the size of our potential market and the expected level of demand for our services.

5.	Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note the claims on page 25 referring to reports by the Ministry of International Affairs of India and the U.S. Census Bureau. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

RESPONSE: We are supplementally providing copies of the reports and industry analyses that we cite in the Filing as Exhibit B to this Correspondence.

Prospectus Cover page

6.	Please revise to highlight the concurrent registration of the resale offering of 7,912,660 shares.

RESPONSE: We have revised the Filing to highlight the concurrent registration of the resale offering.

Prospectus Summary, page 6

7.	Please clarify the terms “community events” in the sixth paragraph, as well as “front end” and “back end” as used in the last paragraph of page 6.

RESPONSE: We have revised the Filing to remove the terms “front end” and “back end”. We have revised the term “community events” to “community meets” and including the following language in the Filing:

“KM India has been servicing the Indian Diaspora in the United States through its website since 2004 which was followed up by Community Meets (events focused on bringing together individuals who are seeking a life partner and who share similar backgrounds (e.g. profession, socio-economic background, religion, etc.) conducted during the fiscal year 2011 in 5 cities (New York City, South Windsor (Connecticut), Boston, Houston & San Antonio) which was attended by around 1,200 prospective matrimonial customers. In October 2013, KM India also filmed for Sun TV across 6 different US cities (New York, South Windsor Connecticut), New Brunswick, San Jose, Dallas and Houston), which was attended by over 5,400 South Indian community members. KM’s TV show is a 30 minute matrimonial-related program produced by KM and telecast once a week by Sun TV. The TV program introduces profiles of individuals seeking to be matched and also incorporates an entertainment based “debate show” which covers various “topics of social impact” which are discussed and debated upon by professionals & experts.”

8.	Please explain the “Sun TV” program.

RESPONSE: We have revised the Filing to include the following language:

“KM India has been servicing the Indian Diaspora in the United States through its website since 2004 which was followed up by Community Meets (events focused on bringing together individuals who are seeking a life partner and who share similar backgrounds (e.g. profession, socio-economic background, religion, etc.) conducted during the fiscal year 2011 in 5 cities (New York City, South Windsor (Connecticut), Boston, Houston & San Antonio) which was attended by around 1,200 prospective matrimonial customers. In October 2013, KM India also filmed for Sun TV across 6 different US cities (New York, South Windsor Connecticut), New Brunswick, San Jose, Dallas and Houston), which was attended by over 5,400 South Indian community members. KM’s TV show is a 30 minute matrimonial-related program produced by KM and telecast once a week by Sun TV. The TV program introduces profiles of individuals seeking to be matched and also incorporates an entertainment based “debate show” which covers various “topics of social impact” which are discussed and debated upon by professionals & experts.”

9.	You state that the company “will be launching its matrimonial services in the U.S.” Yet your business discussion on page 25 seems to state that the company has already been engaged with the Indian diaspora population in the US for some time. Please clarify or reconcile this disclosure.

RESPONSE: The Company has already launched its matrimonial services in the U.S. We have revised the Filing to include the following language:

“KM India has been servicing the Indian Diaspora in the United States through its website since 2004 which was followed up by Community Meets (events focused on bringing together individuals who are seeking a life partner and who share similar backgrounds (e.g. profession, socio-economic background, religion, etc.) conducted during the fiscal year 2011 in 5 cities (New York City, South Windsor (Connecticut), Boston, Houston & San Antonio) which was attended by around 1,200 prospective matrimonial customers. In October 2013, KM India also filmed for Sun TV across 6 different US cities (New York, South Windsor Connecticut), New Brunswick, San Jose, Dallas and Houston), which was attended by over 5,400 South Indian community members. KM’s TV show is a 30 minute matrimonial-related program produced by KM and telecast once a week by Sun TV. The TV program introduces profiles of individuals seeking to be matched and also incorporates an entertainment based “debate show” which covers various “topics of social impact” which are discussed and debated upon by professionals & experts.

Based on the experience gained from the above activities, KM believes that the Indian Diaspora in the United States presents a lucrative market that requires Matrimonial and Wedding Services offered by KM but also requires a customized and focused approach for exploiting the same. The plan for exploring this business opportunity includes setting up offices in the U.S. (fiscal 2014), providing Wedding Services for weddings to be conducted in India by Indians in the U.S. (fiscal 2014), launching a customized website for Matrimonial Services in the U.S. market (fiscal 2015) and providing Wedding Services for conducting weddings locally in the United States (fiscal 2016-17).”

Risk Factors, page 9

You may be liable for damages if you breach the Subscription Agreement, page 9

10.	Please revise to make clear that the burden of determining suitability for an investment in the Company lies with the Company and not individual investors.

RESPONSE: We have revised the Filing to include the following language:

“You may be liable for damages if you breach the Subscription Agreement

The Company is charged with the burden of determining the suitability of an investor to invest in the Company. Nonetheless, the Subscription Agreement attached to this Offering requires the investors to represent, among other things, that they meet certain requirements and understand the risks associated with an investment in our shares and an investment in us, and that they can afford to lose all of the money they invest in us. Any investor who later makes a claim against us that is inconsistent with the representations in the Subscription Agreement will be in breach of the Subscription Agreement and will be liable for any damages that we, our affiliates and agents suffer as a result of such breach, including the cost of a successful defense against a lawsuit of the kind discussed above. Accordingly, members should take the representations in the Subscription Agreement seriously and not invest in us if they are not comfortable with the investment in us or will suffer financially or emotionally if they lose their investment.”

Dilution, page 10

11.	Please explain more fully the extent of the possible dilution to investors.

RESPONSE: We have revised the Filing to include the following risk factor:

“Purchasers in this Offering will experience immediate and substantial dilution in the book value of their investment.

The Offering price of our Common Stock of $0.30 is substantially higher than the $0.056 net tangible book value per share of our outstanding Common Stock immediately after the Offering, assuming that 100% of the shares offered hereunder are sold. Therefore, if you purchase shares of our Common Stock in this Offering at a price of $0.30, you will experience immediate dilution of $0.241 per share, the difference between the price per share you pay for our Common Stock and its net tangible book value per share as of September 30, 2013, after giving effect to the issuance of shares of our Common Stock in this Offering. This dilution is due in part to our arbitrary determination of the Offering price of the shares being offered.  This dilution is also a result of the lower book value of shares of our Common Stock held by our existing stockholders. Additionally, if we issue additional shares of our Common Stock in the future, you may experience further dilution.”

Risks Related to the Common Stock, page 13

12.	Discuss the risk that the offering may not be successful because of the contemporaneous offering of stock by the selling shareholders. Identify any selling shareholders who will also be selling on behalf of the Company, and highlight the uncertainty as to which shares such individuals will be selling.

RESPONSE: We have revised the Filing to include the following risk factor:

“As a result of the concurrent offering by the Company and the Selling Shareholders, the Company may not be able to sell the shares being offered by us which will reduce the amount of capital available for our operations.

The Company and Selling Shareholders will be offering shares of the Company’s common stock at the same time, however, there are no Selling Shareholders who will also be selling shares on behalf of the Company. The sale of shares by the Selling Shareholders is not contingent upon the Company selling a minimum number of its shares. Due to the concurrent offering, the Company and Selling Shareholders may be competing for potential investors. While we do not believe we will be approaching the same potential investors, we may inadvertently do so and if there is a conflict, it is possible that we may not be able to fully subscribe our Offering. In that event, the overall proceeds to the Company from our Offering may be decreased which would decrease the amount of capital available for our business operations. Further, sales of a substantial number of shares of our common stock by the Selling Shareholders could impair our ability to raise capital through the sale of additional equity securities.”

Use of Proceeds, page 15

13.	Please revise to delete the language stating that your disclosure in this section cannot be relied upon.

RESPONSE: We have revised the Filing to delete this language.

14.	Please revise your table to disclose how proceeds will be used if only 50% or 75% of the total number of shares are sold.

RESPONSE: We have revised the table to disclose how the proceeds will be used if only 50% or 75% of the total number of shares are sold.

Description of Business, page 20

15.	Please revise to delete or explain technical and business jargon. We note the following as examples only:

•	“multi touch point service”
•	“create captive capacity”
•	“relationship officers”
•	“marriage-seeking profiles”

RESPONSE: We have revised the Filing to delete or explain technical and business jargon.

16.	We note the first sentence in the second paragraph of this section which states that “KM India shall become a wholly-owned subsidiary of KM.” Please revise the first two paragraphs to clarify when the two stock purchase agreements closed or will close, and when the several amounts discussed in the first paragraph will be received by the company if they have not already been received. Please file these agreements as exhibits.

RESPONSE: We have revised the Filing to include the following language:

“On February 14, 2013, KM entered into a Stock Purchase Agreement with KM Matrimony Pvt Ltd, a company incorporated under the 1956 Companies Act of India (“KM India”), pursuant to which KM agreed to purchase ten million (10,000,000) shares of KM India’s common stock at a price of 11 Indian Rupees (approximately $0.21 USD) per share for an aggregate purchase price of up to two million one hundred thousand dollars ($2,100,000 USD) dollars. As of January 16, 2014, pursuant to the above agreement, KM has purchased 1,393,127 shares at 11 Rupees per share ($0.201 USD at the time of the sale) in KM India on April 3, 2013 for $280,000 USD. A true and correct copy of the Stock Purchase Agreement is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

On February 14, 2013, KM entered into a Stock Purchase Agreement with the shareholders of KM India, comprised of Mr. Venkatesan Vaidhyanathan, Mrs. Meera Nagarajan, Mr. Sridhar Kalyanasundaram, Mr. Vijaya Bhaskar Venkatesan and Mrs. Nithya Vijaya Baskar, pursuant to which KM shall purchase Three Million One Hundred and Fifty Thousand (3,150,000) shares of KM India’s common stock from Mr. Venkatesan Vaidhyanathan, Mrs. Meera Nagarajan, Mr. Sridhar Kalyanasundaram, Mr. Vijaya Bhaskar Venkatesan and Mrs. Nithya Vijaya Baskar payable in two tranches as follows: (i) Tranche A: One Million One Hundred and Fifty Thousand (1,150,000) shares of KM India’s common stock at a purchase price of 11 Indian Rupees ($0.21 USD) per share (“Tranche A”); and, (ii) Tranche B: Two Million (2,000,000) shares of KM India’s common stock at a purchase price equal to the fair market value of KM India’s shares at the time of purchase (“Tranche B”). As of January 16, 2014, KM has purchased 1,120,018 shares in KM India on April 26, 2013 from Tranche A for an aggregate of $229,000 USD from two of the shareholders of KM India viz. Mr. Venkatesan Vaidhyanathan (562,455 shares for $115,000 USD) and Mrs. Meera Nagarajan (557,564 shares for $114,000 USD). The remaining Tranche A shares and the Tranche B shares have to be sold within 3 years from February 14, 2013. A true and correct copy of the Stock Purchase Agreement is attached hereto as Exhibit 10.6 and is incorporated herein by reference.

As a result of the Stock Purchase Agreements referenced above, KM now carries on the business of KM India as its primary business and KM India is a subsidiary of KM. KM currently holds 55.32% of KM India.”

17.	Please disclose when the company intends to launch its services in the US.

RESPONSE: The Company has already launched its services in the U.S. We have revised the Filing to include the following language:

“KM India has been servicing the Indian Diaspora in the United States through its website since 2004 which was followed up by Community Meets (events focused on bringing together individuals who are seeking a life partner and who share similar backgrounds (e.g. profession, socio-economic background, religion, etc.) conducted during the fiscal year 2011 in 5 cities (New York City, South Windsor (Connecticut), Boston, Houston & San Antonio) which was attended by around 1,200 prospective matrimonial customers. In October 2013, KM India also filmed for Sun TV across 6 different US cities (New York, South Windsor Connecticut), New Brunswick, San Jose, Dallas and Houston), which was attended by over 5,400 South Indian community members. KM’s TV show is a 30 minute matrimonial-related program produced by KM and telecast once a week by Sun TV. The TV program introduces profiles of individuals seeking to be matched and also incorporates an entertainment based “debate show” which covers various “topics of social impact” which are discussed and debated upon by professionals & experts.

Based on the experience gained from the above activities, KM believes that the Indian Diaspora in the United States presents a lucrative market that requires Matrimonial and Wedding Services offered by KM but also requires a customized and focused approach for exploiting the same. The plan for exploring this business opportunity includes setting up offices in the U.S. (fiscal 2014), providing Wedding Services for weddings to be conducted in India by Indians in the U.S. (fiscal 2014), launching a customized website for Matrimonial Services in the U.S. market (fiscal 2015) and providing Wedding Services for conducting weddings locally in the United States (fiscal 2016-17).”

18.	Please revise your statement at the top of page 21 that your community events were held “in a large number of cities” and attended by “a large number of people” to be as precise as possible about the number of cities and attendees.

RESPONSE: We have revised the Filing to include the following language:

“KM India has been servicing the Indian Diaspora in the United States through its website since 2004 which was followed up by Community Meets (events focused on bringing together individuals who are seeking a life partner and who share similar backgrounds (e.g. profession, socio-economic background, religion, etc.) conducted during the fiscal year 2011 in 5 cities (New York City, South Windsor (Connecticut), Boston, Houston & San Antonio) which was attended by around 1,200 prospective matrimonial customers. In October 2013, KM India also filmed for Sun TV across 6 different US cities (New York, South Windsor Connecticut), New Brunswick, San Jose, Dallas and Houston), which was attended by over 5,400 South Indian community members. KM’s TV show is a 30 minute matrimonial-related program produced by KM and telecast once a week by Sun TV. The TV program introduces profiles of individuals seeking to be matched and also incorporates an entertainment based “debate show” which covers various “topics of social impact” which are discussed and debated upon by professionals & experts.”

19.	When you refer to the possibility that the company will “create a wedding hall on its own,” please clarify. For example, does this refer to the building of numerous halls in various areas and cities in India and in the U.S.?

RESPONSE: We have revised the Filing to include the following language:

“In order to increase the Wedding Services business, KM intends to lease and/or own wedding halls (physical infrastructures where the wedding is conducted, similar to banquet halls of hotels) and provide Wedding Services for the weddings conducted in these halls. KM plans to roll out 10 such wedding infrastructures in India during the period 2014-2018, with the first 2 halls to be rolled out in fiscal 2014. KM also plans to explore such wedding infrastructure opportunities in the U.S. after 2016.”

20.	Please revise throughout this section to disclose the expected timing of your plans for expansion and development.

RESPONSE: We have revised the Filing to disclose the expected timing of our plans for expansion and development.

21.	It appears from your discussion at the bottom of page 23 that the agreement with SUN TV is material. Please file the agreement as an exhibit. Also, file your strategic agreements with Ananda Vikatan and Gemini TV.

RESPONSE: We have filed the agreement with Sun TV as Exhibit 10.1. We have filed the agreement with Vasan Print Products Private Limited as Exhibit 10.2 and the agreement with Vasan Publications Private Limited as Exhibit 10.3. We have revised the Filing to remove references to Ananda Vikatan and Gemini TV.

Intellectual Property, page 27

22.	We note your disclosure of the acquisition of Unique Marriage Services on November 29, 2012. Tell us how you evaluated this acquisition in determining whether you acquired a business. If it is a business, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in determining whether you are required to include audited financial statements of the acquired business.

RESPONSE: KM India acquired certain intellectual property from Unique Marriage Services, but did not acquire Unique Marriage Services itself. We have revised the Filing to include the following language:

“Pursuant to an Intellectual Property Agreement between KM India and Unique Marriage Services dated November 29, 2012, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference, KM India acquired the right to utilize certain intellectual property comprising of use of the brand name “Athithi”, business know-how pertaining to wedding event management, catering knowhow, talent pool, skilled labor, vendor supply chain network, wedding hall owners network, sourcing strategy, proprietary recipe of signature dishes, market intelligence, etc. Additionally, KM India has secured the website domain name www.kmmatrimony.com. We plan to apply for trademark protection in the United States of the brand KM. We may later seek patent protection in the United States of the technologies that drive our services.  Securing these protections will be material to our business as it will raise awareness of our brand and services and protect our ideas from use by other companies with a similar business model.”

Management’s Discussion and Analysis, page 28

23.	Revise throughout this section to provide detail as to the drivers behind each of your material financial metrics. In addition, provide comparative results from the prior quarter and discuss the reasons behind any material changes in such metrics. For example, describe the primary business activities behind your revenues for the most recent financial period and the changes in your revenues from the prior quarter.

RESPONSE: We have revised the Management’s Discussion and Analysis section, as requested.

Directors, Executive Officers, Promoters and Control Persons, page 31

24.	Please revise to provide more specific detail regarding the business experience of your officers and directors discussed in this section, specifically with regard to the last five years. For example, clarify what type or types of experience Mr. Venkatesan has had during the past five years or longer. Provide dates where possible. Refer to Item 401(e) of Regulation S-K.

RESPONSE: We have revised the Filing to provide more specific details regarding the business experience of our officers and directors.

Executive Compensation, page 32

25.	Please revise under the heading “Committees” on page 33 to indicate whether the Company has any plans to establish such committees in the foreseeable future.

RESPONSE: We have revised the Filing to include the following language:

“We do not currently have an audit, compensation or nominating committee. The Board of Directors as a whole currently acts as our audit, compensation and nominating committees. We intend to establish an audit, compensation and nominating committee of our Board of Directors once we expand the Board to include one or more independent directors and intend to adopt a charter for each committee.

Our audit committee shall be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. Our compensation committee shall assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers and periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements. Our nominating committee shall assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees.”

Financial Statements

26.	We note that you have included financial statements as of March 31, 2013 for KM Wedding Events Management and its subsidiary beginning at page 38 and KM Wedding Events Management only beginning at page 71. Please tell us the reason for providing these financial statements of the registrant or revise the filing to include only one set of financial statements for the registrant.

RESPONSE: We have revised the Filing to include only one set of financial statements for the Registrant.

KM Wedding Events Management Inc.

Financial Statements for the year ended March 31, 2013

Significant Accounting Policies

Basis of Consolidation, page 42

27.	You disclose that you are consolidating KM Matrimony Private Limited, India based on a contractual management relationship. Please disclose the terms of the contractual management agreement. Tell us the accounting literature you evaluated in determining that consolidation is appropriate and explain how it applies to your agreements with KM Matrimony Private Limited and its shareholders.

RESPONSE: The contractual management agreement refers to the Stock Purchase Agreement dated February 14, 2013 and referenced throughout the Filing. We have revised the Filing to include the following language:

“The Company entered into a Stock Purchase Agreement with KM Matrimony Private Limited, India and the Shareholders of KM Matrimony Private Limited on February 14, 2013. Based on the Agreement, the entire shares of KM Matrimony Private Limited will be acquired by the Company over a period of time. As of March 31, 2013, there were common directors in both the Company and KM Matrimony Private Limited.

The accounting literature evaluated for determining the consolidation is 810-10-15-3(c). The requirements set out in the above standard are met through that agreement.

The requirements as per the FASB Standard are as follows:

(i) The term of the contractual arrangement is for perpetuity;

(ii) The Company has control over the board of KM Matrimony Private Limited, India; and

(iii) The Company has significant financial interest in KM Matrimony Private Limited, India.”

Loans and Accounts Receivable, page 42

28.	You refer to an allowance for doubtful debts. Please disclose the amount, if material.

RESPONSE: We have revised the Filing to include the following language:

“Loans and accounts receivable are stated at their principal amounts outstanding net of loan losses and allowances for doubtful debts. The accounts receivable are unsecured and the allowance for doubtful debts are established at amounts considered to be appropriate based primarily upon past credit loss experience with the customers and an evaluation of potential losses on the outstanding receivable balances.

As of March 31, 2013, there are no doubtful debts.”

Financial Statements for the interim period ended September 30, 2013

Notes to Interim condensed consolidated financial statements

2. Significant Accounting Policies

Form and Content of the Financial Statements, page 60

29.	We note that the operations of KM Matrimony Private Limited are located in India. Please disclose your accounting policy for translating the financials into U.S. Dollars.

RESPONSE: We have revised the Filing to include the following language:

“The Company maintains its books and records in accordance with generally accepted accounting policies in USA (“US GAAP”). The accompanying financial statements were derived from the Company’s statutory books and records. The financial statements are presented in US Dollars ($), the national currency of USA.

The accounting policy for translating the financials into US dollars is as follows:

Revenue and related expenses generated from our international subsidiaries are generally denominated in the currency of Rupee. The statements of income of our international operations are translated into U.S. dollars at exchange rates indicative of market rates during each applicable period.”

Goodwill, page 68

30.	We note the addition of $679,948 in goodwill for the period ended September 30, 2013 for the acquisition of a new subsidiary. Please identify the acquired entity and disclose, at a minimum, the following:

•	the acquisition date,
•	the consideration transferred
•	the percentage of voting equity interests acquired,
•	the allocation of the purchase price to value of the tangible and intangible assets and liabilities acquired,
•	the nature and terms of any related contingent consideration arrangements if applicable and
•	other applicable disclosures in ASC 805.

RESPONSE: We have revised the Filing to include the following language:

“Goodwill arises in the process of acquiring KM Matrimony Private Limited. As of September 30, 2013, 55% of the shares of KM Matrimony Private Limited are being held by the Company. The details of such acquisition are as follows:

1. Acquired Entity: KM Matrimony Private Limited

2. Acquisition Date:

(a) Shares acquired from KM Matrimony Private Limited on April 30, 2013

(b) Shares acquired from Meera Nagarajan on April 26, 2013

(c) Shares acquired from Venkatesan Vaidhyanathan on April 26, 2013

3. Consideration Transferred:

(a) KM Matrimony Private Limited – $280,000 USD

(b) Meera Nagarajan - $114,000 USD

(c) Venkatesan Vaidhyanathan - $115,000 USD

4. Percentage of voting equity interest acquired: 55% as on September 30, 2013.

5. The assets and liabilities are valued at the book value of KM Matrimony Private Limited.

6. There are no related contingent consideration arrangements.

7. There are no additional disclosure requirements as per ASC 805.”

KM Matrimony Private Limited

Financial Statements for the interim period September 30, 2013

Note 15 Common Stock, page 121

31.	We note the disclosure that on April 30, 2013 the company has allotted 1,393,127 shares to KM Wedding Events Management Inc. and the related disclosures in Note 22, subsequent events at page 124. Please revise your disclosures to clarify if the transfer of consideration in exchange for the shares has occurred and disclose the date of the transaction.

RESPONSE: We have revised the Filing to include the following language:

“The company entered into a Stock Purchase Agreement with KM Wedding Events Management, Inc., ("Purchaser") on February 14, 2013, for the issue of up to 10,000,000 shares of common stock at a price of Rs. 11 per share (Face value – Rs.10), for an aggregate consideration of up to 2,100,000 USD. With respect to the same, the company has allotted 1,393,127 shares at 11 Rupees per share ($0.201 USD at the time of the sale) to the Purchaser on April 30, 2013 for a consideration of USD 280,000 paid by the Purchaser to the company on April 3, 2013.

Further, the shareholders of the company have also entered into a Stock Purchase Agreement on February 14, 2013, with KM Wedding Events Management Inc., to sell their entire holding of 3,150,000 shares in two tranches. In Tranche A (“Tranche A”), shareholders will sell 1,150,000 shares at a price of Rs.11 per share. The remaining Tranche A shares and the balance of 2,000,000 shares (“Tranche B”) have to be sold within 3 years from the date of the above mentioned agreement. The Tranche B shares shall be sold at a price equal to the fair market value of the shares on the date of sale. With respect to Tranche A, on April 3, 2013 two shareholders sold 1,120,018 shares for a consideration of USD 229,000 (Rs.12,320,200): Mr. Venkatesan Vaidhyanathan (562,455 shares for $115,000 USD) and Mrs. Meera Nagarajan (557,564 shares for $114,000 USD).”

32.	Please disclose the date that the shareholders of the company sold shares to KM Wedding Events Management.

RESPONSE: The shareholders of KM India sold shares to KM Wedding Events Management on April 3, 2013. We have revised the Filing to include the following language:

“The company entered into a Stock Purchase Agreement with KM Wedding Events Management, Inc., ("Purchaser") on February 14, 2013, for the issue of up to 10,000,000 shares of common stock at a price of Rs. 11 per share (Face value – Rs.10), for an aggregate consideration of up to 2,100,000 USD. With respect to the same, the company has allotted 1,393,127 shares at 11 Rupees per share ($0.201 USD at the time of the sale) to the Purchaser on April 30, 2013 for a consideration of USD 280,000 paid by the Purchaser to the company on April 3, 2013.

Further, the shareholders of the company have also entered into a Stock Purchase Agreement on February 14, 2013, with KM Wedding Events Management Inc., to sell their entire holding of 3,150,000 shares in two tranches. In Tranche A (“Tranche A”), shareholders will sell 1,150,000 shares at a price of Rs.11 per share. The remaining Tranche A shares and the balance of 2,000,000 shares (“Tranche B”) have to be sold within 3 years from the date of the above mentioned agreement. The Tranche B shares shall be sold at a price equal to the fair market value of the shares on the date of sale. With respect to Tranche A, on April 3, 2013 two shareholders sold 1,120,018 shares for a consideration of USD 229,000 (Rs.12,320,200): Mr. Venkatesan Vaidhyanathan (562,455 shares for $115,000 USD) and Mrs. Meera Nagarajan (557,564 shares for $114,000 USD).”

Resale Prospectus Alternative Pages

Selling Security Holders, page 130

33.	Please revise to disclose the timing of the Section 4(2) issuance and the Regulation S offering. It appears that these two events may correspond to two of the three events disclosed under “Recent Sales of Unregistered Securities” on page II-2 of the registration statement. However, the 4(2) placement in the Recent Sales disclosure refers to an issuance of 6 million shares, while the disclosure here refers to 5 million shares. Please revise or advise.

RESPONSE: We have revised the Filing to include the following language:

“The shares being offered for resale by the selling stockholders consist of the 7,912,660 shares of our common stock held by 115 shareholders of our common stock, which were issued: (i) pursuant to Section 4(2) of the Securities Act of 1933 in which we issued 6,000,000 shares of common stock on December 17, 2012 to an accredited investor for services, these transaction were exempt from registration as they were transactions by an issuer not involving a public offering, no underwriters we used and no commissions were paid; (ii) pursuant to a Regulation S offering that we completed on January 14, 2013 in which we sold 4,596,160 shares of common stock to 78 investors; and (iii) pursuant to a Regulation S offering that we completed on May 20, 2013 in which we sold 4,050,000 shares of common stock to 50 investors.”

Item 15. Recent Sales of Unregistered Securities, page II-2

34.	We note your reference to the shares being issued to the KM India shareholders in reliance on Section 4(2) of the Securities Act of 1933; however, it is not clear what shares were issued to them in connection with the reverse merger. The disclosure indicates that the principal shareholders of KM India were paid $2.1 million dollars (not equity) for 10 million shares of KM India’s stock. Please advise.

RESPONSE: No shares of the Company were issued to the shareholders of KM India in connection with the reverse merger. We have revised the Filing to remove the disclosure regarding the reverse merger from Item 15.

In connection with the Company’s responding to the comments set forth in the January 3, 2014 letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Meera Nagarajan

Meera Nagarajan

Chief Executive Officer